Exhibit 16.1

March 13, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:
We have read Item 4.01 of Form 8-K dated March 13, 2015, of Energy Transfer Partners, L.P. and are in agreement with the statements contained in the third, fourth, and fifth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP